

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 20, 2006

Donald H. Wilson
Chief Financial Officer
Amcore Financial, Inc.
501 Seventh Street
Rockford, Illinois 61104

       Re: **Amcore Financial, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              File No. 0-13393

Dear Mr. Wilson:

      We have reviewed your response dated June 6, 2006 to our comment letter dated May 16, 2006. We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Joyce Sweeney
                            Accounting Branch Chief